Steven A. Saide
                                 Attorney At Law
                        158 West 27th Street, Third Floor
                               New York, NY 10001

                                            August 10, 2005

Mr. William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporate Finance
Stop 0408
Washington, D.C.

       Re:  Velocity Asset Management, Inc. - Registration
            Statement on Form SB-2 (File No. 333-122062
            -------------------------------------------

Dear Mr. Friar:

         On behalf of my client, Velocity Asset Management, Inc. (the "Company"), this letter responds to the comments contained in your letter of August 3, 2005, relating to the Registration Statement, as filed by the Company on January 14, 2005, as amended by Amendment No. 1 filed by the Company on March 16, 2005, as amended by Amendment No. 2 filed by the Company on April 20, 2005, as amended by Amendment No. 3 filed by the Company on May 24, 2005, as amended by Amendment No. 4 filed by the Company on July 26, 2005, and as amended by Amendment No. 5 filed by the Company on July 27, 2005. For your convenience, by copy of this letter we will be providing you with two marked copies of Amendment No. 6 to the Registration Statement which is being filed with the Commission today.

Responses to Comments
---------------------

         Set forth below are individual responses to each of the comments contained in your letter of August 3, 2005. The captions set forth below correspond to the captions in your August 3, 2005 letter. References to page numbers relate to the prospectus.


General

         1. The Company filed an amended Form 8-K on July 29, 2005 that contains the requested disclosure in Item 4.02.

         2. At the present time the Company does not have any more recent financial data available, even in capsule form, than that as of March 31, 2005. In response to the Staff's comment, however, a sentence has been added to the trend section of the Management's Discussion and Analysis to the effect that the

Mr. William Friar
August 10, 2005
Page 2

Company expects to timely file its Form 10-QSB for the quarter ended June 30, 2005 and that it expects that such quarterly report will not reflect a material adverse change on a comparative basis to the prior quarter or to the same quarter in the prior year.

Distressed Real Property Program, page 22
-----------------------------------------

         3. In response to the Staff's comment, the Company has disclosed the total amount invested by J. Holder in the Melbourne property, as well as the total amount invested by all of the investor group.

Management's Discussion and Analysis or Plan of Operations - Page 25

         4. In response to the Staff's comment, an expanded discussion of the debt conversion transaction and the facts underlying the restatement has been added.

Financial Statements

General
-------

         5. In response to the Staff's comment, the Company has labeled as "restated" the columns pertaining to previously filed information that have been restated in the comparative financial statements on pages F-2 through F-6. Similar action has been taken in the Company's prior applicable periodic filings.

Form 10-KSB/A for the year ended December 31, 2004 filed July 22, 2005
----------------------------------------------------------------------

Item 15 - Controls and Procedures - page 42
-------------------------------------------

         6 and 7. In response to the Staff's comments, the Company has filed an amendment to its Form 10-KSB for the year ended December 31, 2004 to eliminate
Item 15 and include the requested disclosure in Item 8A. In addition, the Company has revised its conclusion in light of PCAOB Auditing Standard No. 2, including paragraph 140, and revised the certifications. The Company has also filed amendments to its Quarterly Reports on Form 10-QSB for the periods ended September 30, 2004 and March 31, 2005 to reflect the revised 8A (included as
Item 3 in such reports) and the certifications included in the amended 2004 10-KSB.

                                      * * *

Please feel free to contact the undersigned at (212) 367-9400 if you have any comments with respect to the foregoing. The Company would appreciate being advised as soon as practicable of whether it may file an acceleration request.

                                       Very truly yours,

                                       /s/ STEVEN A. SAIDE
                                       ----------------------------------------
                                       Steven A. Saide